Mail Stop 3561

December 17, 2009

Mr. Alex Demitriev
Chief Executive Officer
Merilus, Inc.
44 West Broadway
1850
Salt Lake City, UT 84101

> **Re:** **Merilus, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed April 14, 2009**
> **File No. 000-28475**

Dear Mr. Demitriev:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services